

SECU 07008191 SSION
Washington, D.C. 20549

AO 9/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bridgman-Bourger Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

128 Chickadee Lane
(No. and Street)

Hinesburg, (City) Vermont (State) 05461 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Wesley G. Pericone, PC (215) 794-8877
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wesley G. Pericone, PC
(Name - *if individual, state last, first, middle name*)

4920 Rte. 202, P.O. Box 128, Buckingham, PA 18912
(Address) (City) (State) (Zip Code)

PROCESSED
SEP 07 2007
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
WASH. D.C.
160
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Olivia B. Milens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bridgman-Bourger Securities Corp., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Olivia B. Milens
Signature

VP and Compliance Officer
Title

Diane M. Moore
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Bridgman-Bourger Securities Corp.

Address: P.O. Box 530, 128 Chickadee Lane
Hinesburg, Vt 05461

Telephone: (802) 482-3433

SEC Registration Number: 8-39402

FINRA Registration Number: 21995

(ii) Accounting Firm

Name: Wesley G. Pericone

Address: 4920 Rte. 202, P.O. Box 128
Buckingham, PA 18912

Telephone: (215) 794-8877

Accountant's State Registration Number: AF001517L

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
06	30	2007

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: 

Name: John T. Bourger

(By Firm's FINOP or President)

Title: President 8/23/07 Date:



Wesley G. Pericone, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANT

In New Jersey
(609) 397-2277
Licensed in Pennsylvania,
New Jersey and New York
E-mail: PericoneCPA@comcast.net

In Pennsylvania
Buckingham Green II, Suite 2FF
P.O. Box 1280, 4920 Route 202
Buckingham, PA 18912
(215) 794-8877
Fax: (215) 794-8873

August 23, 2007

✓ SEC
450 Fifth Street NW
Washington, DC 20549

SEC
Boston District Office
73 Tremont St Ste 600
Boston, Mass. 02108-3912

FINRA/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attention: Eleanor Sabalbaro

Attention: SEC and FINRA

Please find enclosed signed audit reports (two copies to SEC – Washington) of the Bridgman-Bourger Securities Corp. for the fiscal year ended June 30, 2007.

Very truly yours,



Wesley G. Pericone, CPA

Bridgman-Bourger Securities Corp.
Financial Statements
For the Year Ended
June 30, 2007

TABLE OF CONTENTS



Wesley G. Pericone, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANT

In New Jersey
(609) 397-2277
Licensed in Pennsylvania,
New Jersey and New York
E-mail: PericoneCPA@comcast.net

In Pennsylvania
Buckingham Green II, Suite 2FF
P.O. Box 1280, 4920 Route 202
Buckingham, PA 18912
(215) 794-8877
Fax: (215) 794-8873

Independent Auditors' Report

To the Stockholder and Directors of
Bridgman-Bourger Securities Corp.
Hinesburg, Vermont

We have audited the accompanying statement of financial condition of Bridgman-Bourger Securities Corp. as of June 30, 2007, and the related statements of income, cash flows, changes in stockholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall, financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridgman-Bourger Securities Corp. at June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Wesley G. Pericone, PC

Buckingham, PA.18912
August 20, 2007
License # AF-001517-L

Bridgman-Bourger Securities Corp.
Statement of Financial Condition
June 30, 2007

Assets

Current Assets:	
Cash	$107,088
Total Assets	$ 107,088

Liabilities and Stockholder's Equity

Current Liabilities:	
Income Taxes Payable	$13,510
Total Current Liabilities	$ 13,510
Stockholder's Equity	
Common Stock $1 par value, 10,000 shares Authorized 2,500 shares issued and outstanding	$ 2,500
Additional Paid-In Capital	6,600
Retained Earnings	84,478
Total Stockholder's Equity	93,578
Total Liabilities and Stockholder's Equity	$ 107,088

The Accompanying Notes are an Integral Part of the Financial Statements.
See Auditor's Report

Bridgman-Bourger Securities Corp
Statement of Income
For the Year Ended June 30, 2007

Revenues:		
Commissions		$ 2,295,288
Interest and Miscellaneous		1,389
Total Revenues		$2,296,677
Expenses:		
Commissions	2,281,520	
Insurance	0	
Professional Fees	2,850	
Fees and Dues	1,065	
Insurance Licensing Fees	150	
Bank charges	133	
Total Expenses		2,285,718
Net Loss Before Income Taxes		$10,959
Income Taxes-Federal ($ 1,500.) & State ($ 1100)		2,600
Net Income for the Year		$8,359

The accompanying Notes are an Integral Part of the Financial Statements

See Auditor's Report

Bridgman-Bourger Securities Corp
Statement of Cash Flows
For the Year Ended June 30, 2007

Cash Provided by Operating Activites:	
Net Income	$ 8,359
Adjustment to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Decrease in Prepaid Expenses	-
Increase in Income Taxes Payable	2,600
Net Cash Increase Operating Activities	10,959
Cash, Beginning of the Year	96,129
Cash, End of Year	107,088

Supplemental Disclosure of Cash Flow Information

Cash Paid During Year for:	
Interest	$-
Income Taxes	$-

The Accompanying Notes are an Integral Part of the Financial Statements.
See Auditor's Report

Bridgman-Bourger Securities Corp
Statement of Changes In Stockholder's Equity
For the Year Ended June 30, 2007

Beginning of Year- July 1, 2006:		
Common Stock, $1 par value, 10,000 shares authorized, 2,500 shares issued and outstanding	$2,500	
Additional Paid-In Capital	6,600	
Retained Earnings	76,119	
Total Stockholder's Equity, Beginning		$85,219
Add:		
Retained Earnings- Net Profit for the Year		8,359
Total Stockholder's Equity, Ending		$93,578
End of Year- June 30, 2007		
Common Stock, $1 par value, 10,000 shares authorized, 2,500 shares issued outstanding	$2,500	
Additional Paid-In Capital	6,600	
Retained Earnings	84,478	
Total Stockholder's Equity, Ending		$93,578

The Accompanying Notes are an Integral Part of the Financial Statements.
See Auditor's Report

Bridgman-Bourger Securities Corp.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
June 30, 2007

The company had no liabilities subordinated to claims of general creditors as of June 30, 2007 or at any time during the year ended on that date.

The Accompanying Notes are an Integral Part of the Financial Statements
See Auditors' Report

Bridgman-Bourger Securities Corp.
Notes to Financial Statements
For the Year Ended June 30, 2007

Note 1 Summary of Significant Accounting Policies

Business organization

The company was incorporated under the laws of the state of Vermont on February 9. 1988 pursuant to a general authority to engage in the business of brokers and dealers in securities, insurance, real estate and general investment counseling. The company is operating pursuant to a limited registration with the National Association of Securities Dealers, Inc. (NASD).

Bridgman-Bourger Securities Corp. is a wholly owned subsidiary of Brown Bridgman & Company. Effective January 1, 2000, Brown Bridgman & Company merged with National Financial Partners Corp. Subsequent to the merger, Brown Bridgman & Company continues to own one hundred percent of the equity of Bridgman-Bourger Securities Corp. There have been no changes in the existing business of the member subsequent to the merger.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Bridgman-Bourger Securities Corp. has consented to filing consolidated federal income tax returns and consolidated state returns where allowable by the states within which it operates. Income taxes are provided on the taxable income of Bridgman-Bourger Securities Corp. as if it were a separate taxpayer with reduced tax bracket amounts allocated first to its parent corporation. The provision has been adjusted to report the current tax liability.

Because the company provides income taxes based on its actual income, any timing differences, which result for-tax purposes, would be reflected on the balance sheet in the form of a deferred asset or deferred liability. As of June 30, 2007, there were no timing differences between the tax and economic income.

Note 2 Management, Facilities and other Related Party Transactions

The facilities, personnel and other management functions necessary for conducting the business of Bridgman-Bourger Securities Corp. are provided and paid for by Brown Bridgman & Company. Mr. John T. Bourger, president and director of Bridgman Bourger Securities Corp. as well as officer in the parent company, Brown Bridgman & Company, is the prime registered representative for Bridgman-Bourger Securities Corp. Brown Bridgman & Company earned $2,281,520 in commissions and John T. Bourger earned no commission.

Note 3 Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2007 the company had net capital of $93,268 which was $88,268. in excess of its required net capital of $5,000. The Company's net capital ratio was 14.39 to 1.

Note 4 Concentrations

During the year ended June 30, 2007 essentially all commission revenues were earned from policies placed with two insurance companies on behalf of two corporate clients for whom Olivia B. Milens and James G. Breck were the registered representatives.

Bridgman-Bourger Securities Corp. maintains its cash balances in one local financial institution. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The company occasionally maintains cash balances in excess of the FDIC insured amounts.

See Auditors' Report



Wesley G. Pericone, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANT

In New Jersey
(609) 397-2277
Licensed in Pennsylvania,
New Jersey and New York
E-mail: PericoneCPA@comcast.net

In Pennsylvania
Buckingham Green II, Suite 2FF
P.O. Box 1280, 4920 Route 202
Buckingham, PA 18912
(215) 794-8877
Fax: (215) 794-8873

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Directors of
Bridgman-Bourger Securities Corp.
Hinesburg, Vermont

We have audited the financial statements of Bridgman-Bourger Securities Corp. as of and for the year ended June 30, 2007 and have issued our report thereon dated August 20, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I to IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wesley G. Pericone P.C.

Buckingham, PA. 18912
August 20, 2007
License #AF-001517-L

Bridgman-Bourger Securities Corp
Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Commission
June 30, 2007

	Schedule 1
Computation of Net Capital	
Total stockholder's equity from statement of financial condition	$ 93,578
Total stockholder's equity qualified for net capital	$ 93, 578
Deductions and / or changes:	
Accounts receivables outstanding more than 30 days	
Additions and / or allowable credits:	
Commissions payable on receivable outstanding More than 30 days	
Net capital before haircuts on securities positions	
Haircuts on securities positions	
Net Capital	$ 93,578
Computation of Aggregate Indebtedness	
Total aggregate indebtedness from statement of financial condition	$13,510
Total aggregated indebtedness	$13,510
Ratio of aggregate indebtedness to net capital	14.44 to 1
Computation of Basic Net Capital Requirement	
Minimum net capital requirement under ratio requirements of 15c3-1 (a) (2)	$ 901
Minimum dollar net capital requirement under activity requirements of 15c3-1 (a) (2)	$5,000
Net capital requirement at the greater of the minimum under 15c3-1 (a) (1) or 15c3-1 (a) (2)	$5,000
Excess net capital over minimum net capital Requirement	$88,578

See Auditor's Report

Bridgman-Bourger Securities Corp
June 30, 2007

Computation of Reserve Requirement Rule 15c 3-3 — Schedule II

The respondent has no reserves requirements because no retail Business is conducted, and exemption is claimed under Regulation 15c3-3 (k) (2) (ii).

Schedule III

Information For Possession or Control Requirements Under Rule 15c3-3
; possession or
control pf customer's securities, and does no retail business.

Schedule IV

Reconciliation with Company's Computation Pursuant to Regulation 17a-5 (d)m (4)

Net Capital per Part II A of focus report filed by Bridgman-Bourger Securities Corp. for the quarter ended June 30, 2007	$ 95,778
Required adjustments – Taxes -$2,600 & Misc income $400	- 2,200
Audited Net Capital	$ 93,578

See Auditor's Report



Wesley G. Pericone, P.C.

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANT

In New Jersey
(609) 397-2277
Licensed in Pennsylvania,
New Jersey and New York
E-mail: PericoneCPA@comcast.net

In Pennsylvania
Buckingham Green II, Suite 2FF
P.O. Box 1280, 4920 Route 202
Buckingham, PA 18912
(215) 794-8877
Fax: (215) 794-8873

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder and Directors of
Bridgman-Bourger Securities Corp.
Hinesburg, Vermont

In planning and performing our audit of the financial statements of Bridgman-Bourger Securities Corp. for the year ended June 30, 2007 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-S(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-S(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to Customer securities, we did not review the practices and procedures followed by the company in any of the following

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Buckingham, PA
August 20, 2007
License # AF-001517-L

END